Exhibit 99.1

Published on April 12, 2022

Convening Notice

to the Ordinary and Extraordinary General Meeting of Shareholders

On June 1, 2022

Shareholders of Stevanato Group S.p.A. (“Stevanato” or the “Company”) are invited to attend the ordinary and extraordinary shareholders’ meeting (the “Shareholders’ Meeting”) which will be held - in compliance with Article 106, fourth paragraph, second sentence, of the Italian Law Decree no. 18 of March 17, 2020, providing for “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, as subsequently amended and extended, and Article 11.2 of the Company’s bylaws (the “Bylaws”) - solely via teleconference, on June 1, 2022, at 4 p.m. CEST (10 a.m. EDT), on single call, to discuss and resolve on the following

Agenda

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2021; presentation of the reports of the Board of Directors and of the External Auditor EY S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2021; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2021; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends and reserves to the shareholders; related resolutions.

3.	Compensation of the members of the Board of Directors; related resolutions.

4.

Additional remuneration of the External Auditor EY S.p.A. for the auditing of the consolidated financial statements for the financial year ended on December 31, 2021, and for the financial year ending on December 31, 2022, to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) Auditing Standards; related resolutions.

5.

Revocation of the authorizations for the purchase and the disposal of ordinary and class A treasury shares approved by the shareholders’ meetings of March 4, 2021, May 28, 2021, and July 1, 2021; authorization for the purchase and the disposal of ordinary and class A treasury shares; related resolutions.

Extraordinary session

1.	Amendments to Articles 21.2 and 25.2 of the Bylaws; related resolutions.

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I. Right to attend and vote at the Shareholders’ Meeting

Pursuant to Article 2355 of the Italian Civil Code and Articles 7.1, 7.6 and 11 of the Bylaws, the right to attend and/or vote at the Shareholders’ Meeting is regulated as follows:

(i)

persons, other than Stevanato itself, being registered on the Company’s Shareholders’ Book (Libro Soci) as holders of Class A shares on the Shareholders’ Meeting date (such persons, the “Class A Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out by paragraph II.1 below;

(i)

persons, other than Stevanato itself, being registered both on the Company’s US Shareholders’ Register and Shareholders’ Book (Libro Soci) as holders of ordinary shares at the closing (according to the New York time zone) of the twenty-fifth day preceding the Shareholders’ Meeting date (or, in case such day is not a trading day, on the preceding trading day), i.e. on May 6, 2022, at 4 p.m. EDT (10 p.m. CEST) (such date, the “Record Date”; such persons, the “Registered Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out by paragraph II.1 below;

(ii)

persons, other than Stevanato itself, holding, directly or through brokers or other intermediaries, the beneficial ownership of the ordinary shares deposited at the Depositary Trust Company and registered both on the Company’s US Shareholders’ Register and Shareholders’ Book (Libro Soci) in the name of Cede & Co. (the “Holder of Record”) at the Record Date (such persons, the “Beneficial Shareholders”) are entitled to vote at the Shareholders’ Meeting collectively, through the Holder of Record, by giving voting instructions to Computershare S.p.A. (“Computershare IT”), in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the agenda, according to the modalities set out by paragraph II.2 below.

For the sake of clarity, persons being registered both on the Company’s US Shareholders’ Register and Shareholders’ Book (Libro Soci) as holders of ordinary shares, or persons acquiring the beneficial ownership of the ordinary shares, after the Record Date shall not be entitled to attend and vote at the Shareholders’ Meeting.

Persons being registered both on the Company’s US Shareholders’ Register and Shareholders’ Book (Libro Soci) after the Record Date but prior to the opening of the Shareholders’ Meeting shall be regarded, respectively, as absent from the Shareholders’ Meeting and not voting in favor of the relevant resolutions for the purpose of challenging the Shareholders’ Meeting resolutions pursuant to Article 2377 of the Italian Civil Code. However, Beneficial Shareholders being such on the Record Date and obtaining registration both on the Company’s US Shareholders’ Register and Shareholders’ Book (Libro Soci) prior to the Shareholders’ Meeting date shall be entitled to exercise the right of challenging the resolutions approved by the Shareholders’ Meeting pursuant to Article 2377 of the Italian Civil Code only by proving that they did not vote in favor of the relevant resolutions as Beneficial Shareholders.

II. Modalities of attendance and voting at the Shareholders’ Meeting

II.1 Class A Shareholders and Registered Shareholders

Class A Shareholders and Registered Shareholders have the right to attend and vote at the Shareholders’ Meeting either in person, via teleconference, or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code, by means of a proxy granted in writing or through a document electronically signed pursuant to Italian Legislative Decree no. 82 of March 7, 2005 (such representatives, the “Proxies”).

Computershare IT is available to serve as Proxy for Class A Shareholders and Registered Shareholders and vote at the Shareholders’ Meeting on their behalf, in relation to all or part of the items on the agenda, according to the instructions received, at no costs or expenses for the latter.

Without prejudice to the shareholders’ rights set forth by the law, Class A Shareholders and Registered Shareholders are requested to inform the Company in advance of their intention to attend personally (or, if legal entities, by legal representative or other attorney) the Shareholders’ Meeting via teleconference, to appoint a Proxy, or to give voting instructions to Computershare IT.

To this end, the holders of Class A shares as of the Record Date and Registered Shareholders will receive, respectively, from the Company or the transfer agent and registrar Computershare Inc. (“Computershare US”), at the address resulting from the Shareholders’ Book (Libro Soci), (i) this notice, (ii) a form to be completed by the Class A Shareholders and Registered Shareholders intending to attend personally (or, if legal entities, by legal representative or other attorney) the Shareholders’ Meeting to provide the participants’ relevant personal information (the “Participant Information Form”), and (iii) a form to be completed by the Class A Shareholders and Registered Shareholders in order to appoint Computershare IT or another Proxy to attend and vote at the Shareholders’ Meeting on their behalf and provide it with voting instructions on the items on the agenda (the “Proxy Card”). Instructions for completing and returning the Participant Information Form or the Proxy Card to the Company or Computershare US and joining the Shareholders’ Meeting via teleconference shall be included therein.

Class A Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to the Company (or, should they elect to appoint Computershare IT as Proxy, to Computershare IT) preferably by May 27, 2022, at 4.30 p.m. EDT (10.30 p.m. CEST).

Registered Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to Computershare US by May 27, 2022, at 4.30 p.m. EDT (10.30 p.m. CEST).

Stevanato will provide Class A Shareholders and Registered Shareholders or Proxies attending personally the Shareholders’ Meeting with the teleconference access link no later than May 30, 2022, at 4 p.m. EDT (10 p.m. CEST), by notice sent to the e-mail address included to this purpose in the Participant Information Form or in the Proxy Card submitted by each Class A Shareholder and Registered Shareholder.

In order to be admitted to attend the Shareholders’ Meeting teleconference, Class A Shareholders, Registered Shareholders and Proxies shall identify themselves by presenting to the Shareholders’ Meeting Chairman, if requested, an identity document. Proxies shall also present to the Shareholders’ Meeting Chairman, if requested, a copy of the Proxy Card or other proxy issued by the relevant Class A Shareholders and Registered Shareholders.

II.2 Beneficial Shareholders

Beneficial Shareholders have the right to give voting instructions to Computershare IT, in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to all or part of the items on the agenda of the Shareholders’ Meeting, at no costs or expenses for them.

To this end, Beneficial Shareholders shall receive by the respective brokers/intermediaries and/or the voting service provider appointed by the latter the form to be used to provide Computershare IT with voting instructions in relation to the matters on the agenda at the Shareholders’ Meeting (the “Voting Instruction Form”), as well as instructions as to the completion and transmission of the Voting Instruction Form.

III. Shareholders’ Meeting materials

The following documents will be made available in accordance with the applicable law provisions (and, in any case, by the Record Date) to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, on the Company’s website https://www.stevanatogroup.com, in the section https://ir.stevanatogroup.com/corporate-governance/shareholders-meetings

●	this convening notice;
●	the Explanatory Report on the matters on the agenda of the Shareholders’ Meeting, including full texts of the resolutions to be proposed to the Shareholders’ Meeting;
●	Stevanato’s draft financial statements for the financial year ended on December 31, 2021;
●	Directors’ Report for the financial year ended on December 31, 2021;

●	Report of the External Auditor EY S.p.A. on the Stevanato’s draft financial statements for the financial year ended on December 31, 2021;
●	Stevanato’s consolidated financial statements for the financial year ended on December 31, 2021;
●	Stevanato’s non-financial statements (Sustainability Report) for the financial year ended on December 31, 2021;
●	Reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2021;
●	draft restated Bylaws.

The aforementioned documents may be examined at the Company’s registered office only if so permitted by the applicable laws.

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The Executive Chairman of the Board of Directors

Franco Stevanato